EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

September 3, 2004

Mr. Elliott Staffin, Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b) Filings
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached press release

Dear Sir:

Please find enclosed a copy of Champion's September 2, 2004 press release disseminated September 2, 2004.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com inc.

dlw 9/16

Larry Melnick
President

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH. COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
September 2, 2004

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 9,158,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") WISHES TO ANNOUNCE THAT IT HAS COMPLETED ITS ACQUISITION OF HOME FARMS TECHNOLOGIES ASIA SDN. BHD. ("HOME FARMS")

Champion wishes to announce that it has completed its acquisition of Home Farms that was contemplated in its February 27, 2004 press release. The closing is effective immediately. Also effective immediately, Champion is pleased to welcome Bobby Curtola to its Board of Directors (as stated in Champion's March 1, 2004 press release). Bobby Curtola is a versatile and capable executive with a well-rounded background in corporate management and public relations.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

September 3, 2004

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Form 27 Material Change Report

Dear Sir:

Please find enclosed a copy of Champion's September 2, 2004 Form 27 Material Change Report filed September 2, 2004.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER
82-4485

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Item 2. **Date of Material Change**

A Material change took place on September 2, 2004.

Item 3. **Press Release**

On September 2, 2004 a news release in respect of the material change was released by telecopier through the facilities of CCN Matthews.

Item 4. **Summary of Material Change**

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5. **Full Description of Material Change**

A full description of the material change is contained under Item 4.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

EXEMPTION NUMBER
82-4485

Item 8. **Senior Officer**

Larry Melnick, President, at (416) 250-6699

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 2nd day of September, 2004.

CHAMPION NATURAL HEALTH.COM INC.

Per: "Signed"
Larry Melnick, President

SCHEDULE "A"

Exemption number
82-4485

CHAMPION NATURAL HEALTH. COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
September 2, 2004

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 9,158,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") WISHES TO ANNOUNCE THAT IT HAS COMPLETED ITS ACQUISITION OF HOME FARMS TECHNOLOGIES ASIA SDN. BHD. ("HOME FARMS")

Champion wishes to announce that it has completed its acquisition of Home Farms that was contemplated in its February 27, 2004 press release. The closing is effective immediately. Also effective immediately, Champion is pleased to welcome Bobby Curtola to its Board of Directors (as stated in Champion's March 1, 2004 press release). Bobby Curtola is a versatile and capable executive with a well-rounded background in corporate management and public relations.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.